UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2017
Commission file number 1- 12874
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TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
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4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 25, 2017, Teekay Corporation, Teekay Offshore Partners L.P. and Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) finalized a strategic partnership (or the Brookfield Transaction) which resulted in the deconsolidation of Teekay Offshore Partners L.P. by Teekay Corporation as of that date.

Attached to this Report on Form 6-K as Exhibit 99.1 are an unaudited pro forma condensed statement of income for Teekay Corporation for the year ended December 31, 2016 and an unaudited pro forma condensed statement of loss (income) for the nine months ended September 30, 2017, which illustrate the accounting impact from the deconsolidation resulting from the Brookfield Transaction.  The unaudited pro forma condensed financial statements give effect to the deconsolidation of Teekay Offshore Partners L.P. as if it had occurred on January 1, 2016.

This Report on Form 6-K is hereby incorporated by reference into the following registration statements of the Company:

s	Registration Statement on Form F-3 (File No. 033-97746) Filed with the SEC on October 4, 1995;
s	Registration Statement on Form S-8 (File No. 333-42434) Filed with the SEC on July 28, 2000;
s	Registration Statement on Form S-8 (File No. 333-119564) Filed with the SEC on October 6, 2004;
s	Registration Statement on Form S-8 (File No. 333-147683) Filed with the SEC on November 28, 2007;
s	Registration Statement on Form S-8 (File No. 333-166523) Filed with the SEC on May 5, 2010;
s	Registration Statement on Form S-8 (File No. 333-187142) Filed with the SEC on March 8, 2013;
s	Registration Statement on Form F-3 (File No. 333-212787) Filed with the SEC on July 29, 2016;
s	Registration Statement on Form F-3 (File No. 333-213213) Filed with the SEC on August 19, 2016; and.
s	Registration Statement on Form F-3 (File No. 333-221806) Filed with the SEC on November 29, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: December 6, 2017	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

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